                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         INTERLINQ SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   4587531000
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                 J.D. DELAFIELD
                            W.R. HAMBRECHT + CO., LLC
                              550 FIFTEENTH STREET
                             SAN FRANCISCO, CA 94103
                                 (415) 551-8600
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                DECEMBER 29, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 pages)

CUSIP NO. 4587531000                       13D                Page 2 of 7 Pages


  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          WILLIAM R. HAMBRECHT
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [X]
                                                                    (b)     [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     372,492
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               372,492
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          372,492
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          N/A                                                             [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.27%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------



--------

* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.


                             (Page 2 of 7 Pages)

CUSIP NO. 4587531000                       13D               Page 3 of 7 Pages

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
          IRONSTONE GROUP, INC. - 952829956
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [X]
                                                                    (b)     [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          STATE OF DELAWARE
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     372,492
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               372,492
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          372,492
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          N/A                                                             [  ]
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.27%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------


--------

* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.


                             (Page 3 of 7 Pages)

This Amendment No. 2 amends and restates the Schedule 13D filed by the undersigned on December 3, 1998.

ITEM 1.  SECURITY AND THE ISSUER

The reporting person is the holder of shares of the Common Stock (the "Stock") of Interlinq Software Corporation, a Washington corporation (the "Company" or "Interlinq"), 11255 Kirkland Way, Kirkland, Washington 98033.

ITEM 2.  IDENTITY AND BACKGROUND

        (a), (b) & (c) The following information is given with respect to the persons filing this statement:

WILLIAM R. HAMBRECHT is a United States citizen whose business address is 550 Fifteenth Street, San Francisco, California 94103. His principal occupation is President of W.R. Hambrecht + Co., LLC.

IRONSTONE GROUP, INC. ("Ironstone") is a Delaware corporation that was incorporated in 1972. Prior to 1988 Ironstone was known as OXOCO, Inc. Ironstone's principal office is located at One Bush Street, Suite 1240, San Francisco, California 94104. Ironstone's shares of common stock are listed in the "pink sheets," and Ironstone consolidates the financial statements of its majority-owned subsidiaries Belt Perry Associates, Inc., an Arizona corporation, Belt Perry Associates, Inc., a California corporation, Taxnet, Inc., an Arizona corporation, and DeMoss Corporation, a California corporation.

Name                     Position                 Address                       Principal Occupation (Business)
----                     --------                 -------                       -------------------------------

Robert W. Rembowski      Chief Executive          Ironstone Group, Inc.         Chief Executive Officer, Treasurer and Secretary
                         Officer, Treasurer       One Bush Street, Suite 1240   of Ironstone
                         and Secretary            San Francisco, CA 94104

Edmund H. Shea, Jr.      Director                 655 Brea Canyon Road          Vice President of J.F. Shea Co., Inc.
                                                  Walnut, CA 91789              (construction and venture capital)


          (d) & (e) To the best of the knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All individuals referred to above are United States citizens.



                               (Page 4 of 7 pages)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        All shares of Stock of the Company were purchased with the funds of the reporting person as listed in Item 5.

ITEM 4.  PURPOSE OF THE TRANSACTION

        William R. Hambrecht and Ironstone originally acquired their shares for general investment purposes.

        William R. Hambrecht and his related investment firm, W.R. Hambrecht + Co., LLC, previously initiated discussions with the Company regarding an extraordinary transaction involving the Company, which was to take the form of a merger, recapitalization or reorganization, or some combination thereof. On December 11, 1998, W.R. Hambrecht + Co., LLC delivered a proposal letter with respect to such transaction to the Company. A copy of such proposal letter is attached as Exhibit B hereto. W. R. Hambrecht + Co., LLC and the Company signed a Confidentiality/Nondisclosure Agreement dated November 11, 1998, attached hereto as Exhibit C.

        The proposal has culminated in the execution of an Agreement and Plan of Merger dated December 29, 1998 between the Company and Terlin, Inc. (the "Agreement"), attached hereto as Exhibit D, pursuant to which a substantial majority of the outstanding shares of Stock of the Company would be exchanged for cash at the rate of 9.25 per share. Mr. Hambrecht, W.R. Hambrecht + Co., LLC, affiliates of one or both, or some combination thereof, would hold a majority of the outstanding shares of Stock of the Company upon consummation of the transaction. Further, upon consummation of the transaction, certain provisions of the Company's Articles of Incorporation and Bylaws would be amended as set forth in the Agreement and a representative of Mr. Hambrecht and W.R. Hambrecht + Co., LLC would be appointed to serve as a Director of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, there were 5,122,553 shares of Stock outstanding as of November 6, 1998. The following summarizes the shares of the Company beneficially owned by the reporting person:

                         Number of Shares of Stock    Number of Shares of Stock     Percentage of Class
Investor                 (but for Rule 13d-5(b)(1))      Beneficially Owned         Beneficially Owned
--------                 --------------------------   -------------------------     ------------------

William R. Hambrecht             109,292                      372,492                     7.27%
Ironstone Group, Inc.            263,200                      372,492                     7.27%


Beneficial ownership of 263,200 shares of Stock otherwise beneficially owned by Ironstone is attributed to William R. Hambrecht by virtue of Rule 13d-5(b)(1) of the Commission and beneficial ownership of 109,292 shares of Stock otherwise beneficially owned by William R. Hambrecht is attributed to Ironstone by virtue of such rule. Of the 109,292 shares beneficially



                               (Page 5 of 7 pages)
owned by Mr. Hambrecht, 47,942 shares are owned by The Hambrecht 1980 Revocable Trust and 61,800 shares are owned by W. R. Hambrecht + Co., LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Ironstone and William R. Hambrecht may be deemed to be acting in concert with respect to the Company, and for such reason have jointly filed this
Schedule 13D.

        Mr. Hambrecht and Mr. Rembowski, and Mr. Hambrecht and Mr. Shea, have business relationships in matters unrelated to the Company.

        W. R. Hambrecht + Co., LLC and the Company signed a Confidentiality/ Nondisclosure Agreement dated November 11, 1998 providing for certain confidentiality provisions and providing for a standstill period of one year with respect to any business combination, recapitalization or other extraordinary transaction involving the Company.

        The Company and Terlin, Inc. signed an Agreement and Plan of Merger dated December 29, 1998 providing for the acquisition of a substantial number of the outstanding shares of the Company.

        Except as otherwise described herein, to the best knowledge and belief of the reporting persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A.      Joint Filing Undertaking as required by Rule 13d-1(f).

B. Letter, dated December 11, 1998, from W.R. Hambrecht + Co., LLC to the Board of Directors of Interlinq Software Corporation.

C. Confidentiality/Nondisclosure Agreement dated November 11, 1998 by and between W.R. Hambrecht + Co., LLC and Interlinq Software Corporation.

D Agreement and Plan of Merger dated as of December 29, 1998, by and between the Company and Terlin, Inc. (Incorporated by reference to the Company's current report on Form 8-K dated December 29, 1998).



                               (Page 6 of 7 pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   December 29, 1998
                                   -------------------------------------------
                                   (Date)


                                   /s/ William R. Hambrecht
                                   -------------------------------------------
                                   William R. Hambrecht

                                   IRONSTONE GROUP, INC.

                                   By: /s/ Robert W. Rembowski
                                   -------------------------------------------
                                   Robert W. Rembowski
                                   Chief Executive Officer

                               (Page 7 of 7 pages)

                                EXHIBIT INDEX

EXHIBIT                    DESCRIPTION OF DOCUMENT
-------                    -----------------------

Exhibit A    Joint Filing Undertaking

Exhibit B    Letter, dated December 11, 1998, from W.R. Hambrecht + Co., LLC to the Board of Directors of Interlinq Software Corporation.

Exhibit C    Confidentiality/Nondisclosure Agreement.

Exhibit D    Agreement and Plan of Merger dated December 29, 1998 between
             Interlinq Software Corporation and Terlin, Inc. (Incorporated
             by reference to the Company's current report on Form 8-K dated
             December 29, 1998).


                                    EXHIBIT A
                            JOINT FILING UNDERTAKING

The undersigned being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 2 to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment No. 2 to Schedule 13D jointly on behalf of each of such parties.

                            DATED: December 29, 1998

                                   /s/ William R. Hambrecht
                                   ----------------------------------------

                                   William R. Hambrecht

                                   IRONSTONE GROUP, INC.

                                   By: /s/ Robert W. Rembowski
                                   ----------------------------------------

                                   Chief Executive Officer

                                                                       EXHIBIT B



December 11, 1998



Board of Directors
Interlinq Software Corporation
11980  N.E. 24th Street
Bellevue, WA 98005

Gentlemen:

The principals of W.R. Hambrecht + Co., LLC have been long term shareholders of Interlinq Software Corporation (the "Company") since 1995. During that time, we have been impressed by how management and the board have directed the Company. We applaud the progress that management and the board have made in improving the financial position and operating results of the Company. We would like to propose a transaction that we believe will benefit all of the Company's stakeholders - shareholders, customers, employees and management.

Our proposal does not intend to disrupt the current strategy but to build on it. In conjunction with current shareholders, we believe we could enhance the value of the Company through a recapitalization. Our plan offers current shareholders a choice: (i) retain their current shareholdings in the Company or (ii) sell their stock at a premium to the current market price for cash.

OUTLINE OF PROPOSED TRANSACTION

The transaction we are proposing is a leveraged recapitalization of the Company. We propose to merge a company we will form ("MergerCo") into the Company (the "Merger"). The important components of the proposal include:

1. CASH OFFER. In the Merger, all but 1,280,000 (the "Remaining Shares Number") of the outstanding shares of Interlinq will be converted into the right to receive $8.50 per share in cash.

2. OPTION TO TAKE CASH. A level playing field will be established for all current shareholders. The proposal will allow shareholders, within limits, either (i) to accept cash for their stock or (ii) to roll their existing shares into the recapitalized Company to allow them to participate in the opportunity for increased value potentially resulting from leverage. Should shareholders elect to retain more than the Remaining Shares Number, the number of shares would be reduced pro rata among the electing shareholders so that the aggregate retained shares equal the Remaining Shares Number. Should shareholders not elect to retain at least the Remaining Shares Number, shares would be allocated pro rata across all non-electing shareholders to result in the Remaining Shares Number being retained. However, at MergerCo's option, the Remaining Shares Number could be increased, to no greater than 1,540,000, or reduced, to no less than 525,000.



                                       1.

3. MANAGEMENT REMAINS IN PLACE. We believe in management. We would not pursue this transaction if senior management did not remain with the Company. Senior executives will be expected to confirm their support of the Company by signing two year noncompetition agreements at the time of the signing of the definitive agreement.

4. BOARD REPRESENTATION. The Company would be expected to retain the current board of directors, while adding an additional seat for a nominee of W.R. Hambrecht + Co., LLC.

5. FUNDING THROUGH LEVERAGE. The transaction would be accomplished with new equity provided through MergerCo, some cash from the Company and leverage in the form of additional debt undertaken by the Company.

6. FULL EMPLOYEE AND PARTIAL EXECUTIVE OPTION CASH OUT. As part of the transaction, all optionees other than senior executives would cash out their stock option positions entirely for the difference between the cash price per share and their respective option exercise prices. Such cash out might take the form of (i) a payment for the difference or (ii) an option exercise by the optionees followed by receipt of consideration in the Merger. Senior executives would forego 25% of the shares subject to their options. Following the Merger, employees and management would receive new stock options in amounts comparable to their current option levels (in terms of percentage of fully diluted equity).

7. REVERSE STOCK SPLIT. If necessary, a reverse stock split of the Company's Common Stock would be done to cause the Company's public filing obligations under the Securities Exchange Act of 1934 to be terminated.

8. CUSTOMARY PROVISIONS. The definitive agreement between MergerCo and the Company would contain customary representations, warranties, covenants and closing conditions, including closing conditions for MergerCo's benefit relating to shareholder approval and the completion of satisfactory financing.

NON-BINDING

This letter is an expression of intent only, and does not set forth all of the matters upon which agreement must be reached in order for the proposed transaction to be consummated. Rights and obligations remain to be defined in the definitive agreement and related documents, and there is no intent to be legally bound or otherwise to incur any obligations with respect to the proposed transaction until such time as the definitive agreement is executed and delivered. Accordingly, this letter does not constitute a legally binding document and does not create any legal obligations.



                                       2.

CONCLUSION

We view this transaction as the means to an end, not the end itself. You are aware that we have been supportive long term shareholders of the Company and we believe that the proposal offers the stakeholders of the Company a way to enhance value. We hope that you concur.

Very truly yours,

W.R. Hambrecht + Co., LLC.



By:    /s/ J.D. Delafield
    ----------------------------------------
      J.D. Delafield



                                       3.

Cusip Number 4587531000




                                    EXHIBIT C

                     CONFIDENTIALITY/NONDISCLOSURE AGREEMENT


November 11, 1998

W. R. Hambrecht + Co., LLC
550 Fifteenth Street
San Francisco, CA  94103

Ladies and Gentlemen:
In connection with your proposed assistance with a possible transaction involving Interlinq Software Corporation and/or its subsidiaries, affiliates or divisions (collectively, with such subsidiaries, affiliates and divisions, the "COMPANY"), the Company is prepared to make available to you certain information concerning the business, financial condition, operations, assets and liabilities of the Company. As a condition to such information being furnished to you and your directors, officers, partners, employees, agents or advisors (including, without limitation, attorneys, accountants, consultants, and financial advisors) (collectively, "REPRESENTATIVES"), you agree to treat any information concerning the Company (whether prepared by the Company, its advisors or otherwise and irrespective of the form of communication) which is furnished to you or to your Representatives after the date hereof by or on behalf of the Company (herein collectively referred to as the "EVALUATION MATERIAL") in accordance with the provisions of this letter agreement, and to take or abstain from taking certain other actions hereinafter set forth.

The term "EVALUATION MATERIAL" also shall be deemed to include all notes, analyses, compilations, studies, interpretations or other documents prepared by you or your Representatives which contain, reflect or are based upon, in whole or in part, the information furnished to you or your Representatives pursuant hereto. The term "Evaluation Material" does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives, (ii) was within your possession prior to its being furnished to you by or on behalf of the Company pursuant hereto, provided that the source of such information was not known by you to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information or (iii) becomes available to you on a nonconfidential basis from a source other than the Company or any of its Representatives, provided that such source was not known by you to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information.

Cusip Number 4587531000


You hereby agree that you and your Representatives shall use the Evaluation Material solely for the purpose of evaluating a possible transaction involving the Company, that the Evaluation Material will be kept confidential and that you and your Representatives will not disclose any of the Evaluation Material in any manner whatsoever; provided, however, that (i) you may make any disclosure of such information to which the Company gives its prior written consent and (ii) any of such information may be disclosed to your Representatives who need to know such information for the sole purpose of evaluating a possible transaction involving the Company and who agree or who have a professional duty to keep such information confidential and who are provided with a copy of this letter agreement. In any event, you shall be responsible for any breach of this letter agreement by any of your Representatives and you agree, at your sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain your Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material.

In addition, you agree that, without the prior written consent of the Company, you and your Representatives will not disclose to any other person the fact that the Evaluation Material has been made available to you, that discussions are taking place concerning a possible transaction involving the Company or any of the terms, conditions or other facts with respect thereto (including the status thereof) provided, that you may make such disclosure if you have received the written opinion of your outside counsel that such disclosure must be made by you in order that you not commit a violation of law. The term "person" as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

In the event that you or any of your Representatives are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any of the Evaluation Material, you shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless legally compelled to disclose Evaluation Material to any tribunal or else stand liable for contempt or suffer other censure or penalty, you or you Representative may, without liability hereunder, disclose to such tribunal only that portion of the Evaluation Material which is legally required to be disclosed, provided that you exercise your best efforts to preserve the confidentiality of the Evaluation Material, including, without limitation, by cooperating with the Company to obtain, at the Company's expense, an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material by such tribunal.

If you decide that you do not wish to proceed with assisting in a transaction involving the Company, you will promptly inform the Company of that decision. In that case, or at any time upon the request of the Company for any reason, you will promptly deliver to the

Cusip Number 4587531000



Company or destroy all Evaluation Material (and all copies thereof) in the possession of you or your Representatives. Notwithstanding the return or destruction of the

Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

You understand and acknowledge that neither the Company nor any of its Representatives (including without limitation any of the Company's directors, officers, employees, or agents) make any representation or warranty, express or implied, as to the accuracy or completeness of the

Evaluation Material. You agree that neither the Company nor any of its Representatives (including without limitation any of the Company's directors, officers, employees, or agents) shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom. Only those representations or warranties which are made in a final definitive agreement regarding any transactions contemplated hereby, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

In consideration of the Evaluation Material being furnished to you, you hereby agree that, for a period of one year from the date hereof, neither you nor any of your affiliates will, for employment purposes, solicit on your behalf or on behalf of any other prospective employer any of the current officers or employees of the Company with whom you have had contact or who was specifically identified to you during the period of your investigation of the Company, so long as they are employed by the Company, without obtaining the prior written consent of the Company.

You agree that, for a period of one year from the date of this agreement, unless such shall have been specifically invited in writing by the Company, neither you nor any of your affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the "1934 ACT") or Representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its affiliates; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its affiliates; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its affiliates; or (iv) any "SOLICITATION" of "PROXIES" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company or any of its affiliates; (b) form, join or in any way participate in a "GROUP" with respect to the Company or any of its affiliates (as defined under the 1934 Act); (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company or any of its affiliates; (d) take any action which might force the Company or any of its affiliates to make a public announcement regarding any of the types of

Cusip Number 4587531000



matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. For purposes of this paragraph, the term "AFFILIATE" when used in relation to the Company includes affiliates as defined under the 1934 Act and, whether or not so included, any limited partnerships, real estate investment trusts or other entities affiliated in any other way with the Company or managed by the Company. You also agree during such period not to request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

We each understand and agree that no contract or agreement providing for any transaction involving the Company shall be deemed to exist between us solely by virtue of this letter agreement. We also agree that neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this letter agreement except for the matters specifically agreed to herein. We each further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to a transaction between the Company and you, and we each reserve the right to terminate discussions at any time. Except upon execution of a definitive agreement, if any, you further understand that (i) the Company and its Representatives shall be free to conduct any process for any transaction involving the Company, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any interested parties), (ii) any procedures relating to such process or transaction may be changed at any time without notice to you or any other person, and (iii) you shall not have any claims whatsoever against the Company, its Representatives or any of their respective directors, officers, stockholders, owners, affiliates or agents arising out of or relating to any transaction involving the Company against any third party with whom a transaction is entered into. Neither this paragraph nor any other provision in this agreement can be waived or amended except by written consent of the parties.

It is understood and agreed that no failure or delay by the Company or you in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this letter agreement but shall be in addition to all other remedies available at law or in equity to the Company. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this letter agreement, then you shall be liable and

Cusip Number 4587531000



pay to the Company the reasonable legal fees incurred by the Company in connection with such litigation, including any appeal therefrom.

This letter agreement is for the benefit of the parties and their directors, officers, stockholders, owners, affiliates, and agents, and shall be governed by and construed in accordance with the laws of the State of Washington. You also hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Washington and of the United States of America located in the State of Washington for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby (and you agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court. You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby, in the courts of the State of Washington or the United States of America located in the State of Washington, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.


                                        Very truly yours,

                                        INTERLINQ SOFTWARE CORPORATION

                                        By /s/ Steve Yount
                                        ----------------------------------------
                                           Executive Vice President --
                                           Enterprise
                                           Technology Division, Chief Financial
                                              Officer and Secretary

Cusip Number 4587531000



Accepted and agreed as of
     the date first written above:

W. R. HAMBRECHT + CO., LLC


By:  /s/ J.D. Delafield
   -------------------------------
Name:  J.D. Delafield
     -----------------------------
Its:  Partner
    ------------------------------